Exhibit 12.1

Superior Well Services, Inc. and Subsidiaries
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED
CHARGES AND PREFERENCE SECURITIES DIVIDENDS (in thousands except ratios)

	2004	2005	2006	2007	2008

EARNINGS:
Income before provision for incomes taxes	$9,797	$23,293	$52,714	$62,325	$66,174
Less: Pre-tax preference dividends	—	—	—	—	(108)
Add: Fixed charges	310	566	478	282	3,017

Total earnings	$10,107	$23,859	$53,192	$62,607	$69,083

FIXED CHARGES:
Interest expense(1)	$310	$566	$478	$282	$2,834
Dividend requirements(2)	—	—	—	—	183
Total fixed charges	$310	$566	$478	$282	$3,017

Ratio of earnings to fixed charges*	32.6	42.2	111.3	222.0	22.9

(1)	Amortization of debt issuance costs is included in interest expense.

(2)	Preference security dividend requirements for purposes of computing fixed charges is defined as the amount of preference earnings that is required to pay dividends on outstanding preference securities. The dividend requirements are computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).

*	Our consolidated ratios of earnings to fixed charges plus preferred stock dividends for the years ended December 31, 2004, 2005, 2006 and 2007 is identical to our consolidated ratios of earnings to fixed charges as we did not have any outstanding preference securities dividends during the periods indicated.